UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35299 / August 20, 2024

In the Matter of:

Axonic Alternative Income Fund
Axonic Credit Opportunities Master Fund, LP
Axonic Residential Mortgage Fund, LP
Axonic Special Opportunities SBL Master Fund, LP
Axonic Commercial Real Estate Fund II, LP
Axonic Commercial Real Estate Debt Master Fund, LP
Axonic Structured Opportunities Master Fund, LP
Axonic Multifamily Bridge Master Fund, LP
Axonic Multifamily Bridge Fund, LP
Axonic Private Credit Master Fund I, LP
Axonic International Fund, LP
Axonic Capital LLC

520 Madison Avenue, 42nd Floor
New York, New York 10022

812-15486

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Axonic Alternative Income Fund, et al. filed an application on July 17, 2023, and amendments
to the application on December 28, 2023, and April 8, 2024, requesting an order under sections
17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the
Act. The requested order would permit certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the order
would permit certain business development companies and registered closed-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with certain affiliated investment entities.

On July 25, 2024 a notice of the filing of the application was issued (Investment Company Act
Release No. 35285). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Axonic Alternative Income Fund, <u>et al</u>. (File No. 812-15486) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.